FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name DICKER, SUSAN ANNE
address 214 MOOROODUC ROAD
MOOROODUC, VIC, 3933

date of birth 22/08/1954 place of birth MELBOURNE, VIC
date commenced 01/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 155 LONDSDALE STREET
DANDENONG, VIC, 3175

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name NEWMAN, STEPHEN DONALD
address 73 OXLEY STREET
TAREE, NSW, 2430

date of birth 23/08/1962 place of birth ALBURY, NSW
date commenced 01/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 55 WHARF STREET
FORSTER, NSW, 2428

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 01/05/2002

Appendix 3Y

Change of Director's Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	1 January 2002

Part 1 – Change of director's relevant interest in securities

Direct interest			57,000
Indirect interest			574,039
Name of holder & nature of interest	**Number & Class of Securities**		
• HSBC Custody Nominees (Australia) Limited (as nominee for – Self Invested personal Pension Scheme)	ordinary shares	245,000	
• ANZEST Pty Ltd			
– ANZ Employee Share Acquisition Plan	ordinary shares	87,190	
– ANZ Directors' Share Plan	ordinary shares	241,849	
	Total	574,039	
No of securities held prior to change			**631,039**

Date of change	1 May 2002
Class	ordinary shares
Number acquired – Indirect Interest	**37,333**
Number disposed of	Nil
Nature of change	On-market trade
Value	$710,990

Number of securities held after change		
Direct Interest - Unchanged	57,000	
Indirect Interest - Increased	574,039 + 37,333 = 611,372	
Total of Interest		**668,372**

Part 2 – Change of director's interests in contracts - Nil

Peter J Mathews
Assistant Company Secretary
Australia and New Zealand Banking Group Limited
06 May 2002

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For release: 11:30 am Monday, 6 May 2002

Newspaper job advertisements up by 23.6% in April

The number of job advertisements in major metropolitan newspapers rose by 23.6% (seasonally adjusted) in April to an average of 23,386 per week.

This is the largest increase in the history of this series (going back to January 1975). It more than reverses last month's (revised) decline of 8.8%[1] and February's decline of 5.4%. The level of newspaper job advertising in April was the highest since February last year and 18.1% higher than in April 2001.

In trend terms, the number of newspaper job advertisements rose by 1.9% in April, following a 2.0% (revised from 0.1%) increase in March, to be 6.2% higher than in April last year.

The number of job advertisements on internet sites monitored by ANZ rose by 0.9% in April, the same as in March, to its highest level since November last year (note that internet data is not seasonally adjusted). *Since the low point in January the number of internet job advertisements* has risen by 27.9%, although it remains 40.4% below the peak recorded in September 2000. Compared with April last year, the number of internet job advertisements was down by 22.6%.

"As was the case with the decline in March, April's record increase in the number of newspaper job advertisements appears to have been heavily influenced by the fact the Easter weekend fell wholly within March this year," ANZ Chief Economist Saul Eslake said. "This is only the sixth such occasion in the 27-year history of the job advertisements series – not enough to permit a specific seasonal adjustment to be made.

"The last time the Easter weekend fell wholly in March was in 1997. The number of job advertisements fell by 3.1% in March that year, only to rebound by 16.8% in April. That was the largest increase ever recorded, until last month.

"As a rough guide to the magnitude of the distortion caused by the earlier than usual Easter, 'swapping around' the data for the last week of March with that for the first week of April results in the March figure declining by 1.8% (to an average of 20,395 per week) instead of 8.8%; and the April figure increasing by 6.9% (to an average of 21,808 per week), rather than 23.6%.

"This is still a very healthy increase, pointing to further strong gains in employment of over 20,000 per month during the next three months.

"If sustained, increases in employment at that pace could see the unemployment rate falling below 6% - for the first time since December 1989 – before the end of this year. Since the workforce participation rate of 63.8% in March was already quite high by historical standards, it would seem

[1] The number of newspaper job advertisements in March was originally reported as having declined by 9.0%. However, as noted last month, that included an estimate for the Northern Territory for which data were not available at the time of publication. The revision to the previously reported figure for March reflects the incorporation of actual data for the Northern Territory.

.../2

less likely that a large influx of previously discouraged job seekers will prevent employment gains from being reflected in a decline in unemployment.

"Breaking through the 6% mark would represent a considerable achievement," Mr Eslake said. "There have been only three months in the last twenty years – at the height of the late 1980's 'bubble' – when the unemployment rate has been below 6%, and only one month (June 1981) in the last twenty-five years when it has been below 5½%.

"The rise in the number of job advertisements – abstracting from the 'early Easter' effect – is also a strong pointer to an increase in the official cash rate at this week's meeting of the Reserve Bank Board. The ANZ job advertisements series has been a surprisingly reliable leading indicator of turning points in the interest rate cycle (see chart on page 4) and the upward trend in job advertisements over the past eight months is strongly suggestive of a rise in cash rates over the remainder of this year," said Mr Eslake.

Every State and Territory recorded an increase of more than 20% in the number of newspaper job advertisements last month. The largest increases were in the ACT, up 29.9%; and in New South Wales, up 26.1%. South Australia (the only State were the number of advertisements did not fall in March) recorded a 24.0% gain, while the Northern Territory (where the number of ads rose by 6.7% in March) registered a 22.1% increase. The number of job advertisements also rose by 23.5% in Queensland, 22.8% in Tasmania, 21.2% in Western Australia, and 20.6% in Victoria.

(Note: For some of the newspapers surveyed, the ANZ Job Advertisements series counts the number of advertisement 'bookings'. Each 'booking' may contain multiple advertisements. In addition, the ANZ series counts classified advertisements only, and does not include display advertisements. For these reasons, it would be incorrect to draw any inference or correlation from the ANZ series regarding advertising volumes or revenues from employment advertising in the newspapers surveyed. The ANZ series is not intended to, and should not, be used to assess the financial performance of any of the newspapers included in it.)

Further comment:	**Data enquiries:**	**Distribution enquiries, changes to fax listings:**
Saul Eslake Chief Economist Phone: (03) 9273 6251	David Colosimo Phone: (03) 9273 4060	Rita Zonius Media Relations Manager Phone: (03) 9273 6190
Next release: May 2002	**Expected release date:** Monday, 3 June 2002	

Job Advertisements series

Level of newspaper job advertisements and annual employment growth


Weekly average
('000) (seas. adj.)
% change from year earlier
Employment
(right scale)
Newspaper
job ads
(left scale)
45
40
35
30
25
20
15
10
5
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Annual growth in newspaper job advertisements and employment


% change from year earlier
% change from year earlier
Employment
(right scale)
Newspaper job ads,
6 months forward
(left scale)
80
60
40
20
0
-20
-40
-60
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Job Advertisements series

Level of newspaper job advertisements and the unemployment rate


'000 per week
%
45
40
35
30
25
20
15
10
5
4
5
6
7
8
9
10
11
12
Unemployment rate
(inverted; right scale)
Newspaper job ads
(6 months forward;
left scale)
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Annual change in newspaper job advertisements and changes in the official cash rate


%
%
80
60
40
20
0
-20
-40
-60
150
125
100
75
50
25
0
-25
-50
-75
Change in the level of the ANZ newspaper
job advertisements series, from year earlier
nine months forward (3-mth moving average, left hand scale)
Change in the level of the
cash rate, from a year earlier
(right scale)
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

Sources: Economics@ANZ; Datastream

Job Advertisements series

Newspaper and internet job advertisements


Weekly average ('000)
(not seas. adj.)
120
100
80
60
40
20
0
Newspapers
Internet sites
2000
2001
2002

Source: Economics@ANZ.

Annual changes in newspaper and internet job advertisements


% change from year earlier
(not seasonally adjusted)
80
60
40
20
0
-20
-40
Total
Internet
Newspapers
00
01
02

Note: There are some important conceptual differences between the measurement of job advertisements in newspapers and on the internet, so that the sum of the two should be interpreted with caution. *Source:* Economics@ANZ.

Job Advertisements series

State and Territory data

New South Wales


'000 per week
15.0
13.0
11.0
9.0
7.0
5.0
92 93 94 95 96 97 98 99 00 01 02

Victoria


'000 per week
10.0
8.0
6.0
4.0
2.0
92 93 94 95 96 97 98 99 00 01 02

Queensland


'000 per week
3.5
3.0
2.5
2.0
1.5
92 93 94 95 96 97 98 99 00 01 02

Western Australia


'000 per week
3.0
2.5
2.0
1.5
1.0
92 93 94 95 96 97 98 99 00 01 02

South Australia


'000 per week
1.8
1.6
1.4
1.2
1.0
0.8
0.6
92 93 94 95 96 97 98 99 00 01 02

Tasmania


'000 per week
0.45
0.40
0.35
0.30
0.25
0.20
92 93 94 95 96 97 98 99 00 01 02

Australian Capital Territory


'000 per week
0.7
0.6
0.5
0.4
0.3
0.2
92 93 94 95 96 97 98 99 00 01 02

Northern Territory


'000 per week
0.35
0.30
0.25
0.20
0.15
96 97 98 99 00 01 02

Seasonally adjusted — Trend

Job Advertisements series

Average number of newspaper job advertisements per week – Australia

	Original	*Seasonally adjusted*			*Trend estimate (a)*		
			P.c. change over -			*P.c. change over -*	
	Number	*Number*	*Month*	*Year*	*Number*	*Month*	*Year*
1997-98	22,388			13.2			
1998-99	25,785			15.2			
1999-00	29,843			15.7			
2000-01	23,135			-22.5			
2000 -							
February	33,425	30,064	4.6	13.6	30,013	0.2	14.4
March	32,186	30,270	0.7	13.3	30,231	0.7	13.4
April	26,959	30,117	-0.5	11.2	30,351	0.4	12.1
May	31,743	30,952	2.8	12.9	30,110	-0.8	9.3
June	29,479	29,624	-4.3	5.9	29,358	-2.5	4.5
July	30,052	28,716	-3.1	0.6	28,147	-4.1	-1.9
August	29,909	27,500	-4.2	-5.6	26,753	-5.0	-8.8
September	25,343	22,685	-17.5	-24.5	25,519	-4.6	-14.3
October	27,361	25,303	11.5	-17.4	24,595	-3.6	-18.1
November	24,239	23,527	-7.0	-22.2	23,948	-2.6	-20.3
December	14,360	23,664	0.6	-21.4	23,416	-2.2	-21.9
2001 -							
January	22,726	24,292	2.7	-15.5	22,800	-2.6	-23.9
February	24,496	21,993	-9.5	-26.8	22,012	-3.5	-26.7
March	21,687	20,409	-7.2	-32.6	21,116	-4.1	-30.2
April	17,709	19,803	-3.0	-34.2	20,320	-3.8	-33.0
May	20,369	19,860	0.3	-35.8	19,819	-2.5	-34.2
June	19,374	19,504	-1.8	-34.2	19,569	-1.3	-33.3
July	20,575	19,698	1.0	-31.4	19,474	-0.5	-30.8
August	21,494	19,801	0.5	-28.0	19,435	-0.2	-27.4
September	21,906	19,593	-1.1	-13.6	19,467	0.2	-23.7
October	20,828	19,226	-1.9	-24.0	19,541	0.4	-20.5
November	19,818	19,229	0.0	-18.3	19,705	0.8	-17.7
December	11,900	19,501	1.4	-17.6	19,980	1.4	-14.7
2002 -							
January	20,548	21,941	12.5	-9.7	20,353	1.9	-10.7
February	23,097	20,762	-5.4	-5.6	20,756	2.0	-5.7
March (r)	20,078	18,927	-8.8	-7.3	21,168	2.0	0.2
April	20,899	23,386	23.6	18.1	21,575	1.9	6.2

(a) The trend estimates have been derived by applying a 13-term Henderson moving average to the seasonally adjusted series. While this smoothing technique enables estimates to be produced for the latest month, it does result in revisions to the most recent six months as additional observations become available. (r) Revised: data for the Northern Territory was not available in time for last month's release and was estimated by ANZ. This estimate has now been replaced by data supplied by the *NT News*.

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
New South Wales -							
2001							
November	6,925	6,850	-1.5	-27.8	7,185	2.2	-25.8
December	3,991	6,950	1.5	-29.7	7,388	2.8	-22.1
2002							
January	7,970	8,822	26.9	-10.5	7,605	2.9	-17.6
February	8,617	7,863	-10.9	-10.2	7,791	2.4	-11.8
March	7,288	6,844	-13.0	-11.7	7,947	2.0	-4.8
April	7,638	8,631	26.1	8.1	8,073	1.6	2.4
Victoria -							
2001							
November	6,097	5,982	-0.2	-14.9	6,086	-0.4	-15.4
December	3,780	6,162	3.0	-11.6	6,067	-0.3	-13.5
2002							
January	5,637	6,184	0.4	-14.8	6,067	0.0	-11.1
February	7,001	6,102	-1.3	-7.3	6,092	0.4	-7.9
March	5,990	5,572	-8.7	-11.4	6,137	0.7	-4.0
April	6,062	6,721	20.6	11.3	6,203	1.1	0.0
Queensland -							
2001							
November	2,395	2,307	3.0	1.1	2,340	1.2	-1.6
December	1,443	2,353	2.0	0.8	2,391	2.2	3.8
2002							
January	2,575	2,555	8.6	10.3	2,462	3.0	9.9
February	2,749	2,589	1.3	14.7	2,539	3.1	16.2
March	2,425	2,366	-8.6	8.5	2,616	3.1	22.1
April	2,553	2,921	23.5	54.0	2,692	2.9	26.8
South Australia -							
2001							
November	1,362	1,282	1.9	-14.8	1,270	-0.7	-14.5
December	824	1,224	-4.5	-10.8	1,277	0.5	-12.6
2002							
January	1,322	1,352	10.5	-13.2	1,303	2.1	-8.5
February	1,460	1,287	-4.9	-7.3	1,343	3.0	-2.6
March	1,418	1,304	1.3	-3.1	1,390	3.5	4.6
April	1,449	1,617	24.0	37.7	1,442	3.7	11.8

The above data are based on information provided by the following newspapers: *The Sydney Morning Herald* and *The Daily Telegraph* (NSW); *The Age* and *The Herald-Sun* (Victoria); *The Courier-Mail* (Queensland); and *The Advertiser* (South Australia).

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
Western Australia -							
2001							
November	1,949	1,752	0.8	-15.4	1,777	0.5	-14.1
December	1,177	1,758	0.4	-11.8	1,800	1.3	-10.9
2002							
January	1,938	1,914	8.9	-10.4	1,839	2.2	-6.2
February	2,091	1,873	-2.1	1.3	1,888	2.7	0.3
March	1,882	1,797	-4.0	2.2	1,942	2.9	7.6
April	1,981	2,179	21.2	29.9	1,998	2.9	14.4
Tasmania -							
2001							
November	309	293	-6.8	-24.8	310	-1.4	-16.0
December	239	319	8.7	-12.0	310	0.1	-15.4
2002							
January	345	308	-3.4	-17.6	316	1.8	-12.6
February	383	327	6.2	-6.8	325	3.0	-7.8
March	329	314	-4.0	-5.6	336	3.5	-1.7
April	345	385	22.8	16.5	348	3.3	4.0
ACT -							
2001							
November	545	547	2.1	-5.2	532	-0.4	-6.3
December	305	511	-6.5	-9.8	532	0.0	-6.3
2002							
January	547	566	10.7	-1.8	536	0.8	-5.6
February	601	511	-9.7	-12.7	545	1.6	-3.7
March	543	505	-1.1	-7.8	557	2.3	-0.5
April	592	656	29.9	22.2	572	2.7	3.7
Northern Territory -							
2001							
November	237	218	14.7	14.6	206	4.5	-0.6
December	140	225	3.4	19.0	216	4.7	7.3
2002							
January	216	239	6.3	11.4	225	4.4	13.1
February	195	211	-11.8	-4.6	233	3.6	17.3
March (r)	202	225	6.7	7.7	242	3.4	22.3
April	279	275	22.1	68.4	248	2.7	28.8

The above data are based on information provided by the following newspapers: *The West Australian* (Western Australia); *The Mercury, The Examiner* and *The Advocate* (Tasmania); *The Canberra Times* (Australian Capital Territory); and *The NT News* (Northern Territory). (r) Revised: data for the Northern Territory was not available in time for last month's release and was estimated by ANZ.

Job Advertisements series

Average number of internet job advertisements per week (a) – Australia

	Internet advertisements			*Combined newspaper and internet advertisements (d)*		
		P.c. change over			*P.c. change over*	
	Number	*Month*	*Year*	*Number*	*Month*	*Year*
2000 -						
April	81,758	7.6	..	108,717	0.5	..
May	90,413	10.6	..	122,156	12.4	..
June	98,447	8.9	..	127,926	4.7	..
July	102,869	4.5	57.5	132,921	3.9	39.6
August	108,397	5.4	51.3	138,306	4.1	34.0
September	109,525	1.0	37.9	134,868	-2.5	19.3
October	106,654	-2.6	34.0	134,015	-0.6	18.9
November	103,991	-2.5	34.2	128,230	-4.3	18.0
December	89,912	-13.5	27.6	104,272	-18.7	16.3
2001 -						
January	83,471	-7.2	28.4	106,197	1.8	17.0
February	89,649	7.4	27.9	114,145	7.5	10.3
March	89,416	-0.3	17.7	111,103	-2.7	2.7
April	84,371	-5.6	3.2	102,079	-8.1	-6.1
May	82,343	-2.4	-8.9	102,712	0.6	-15.9
June	80,816	-1.9	-17.9	100,190	-2.5	-21.7
July (b)	79,421	-1.7	-22.8	99,996	-0.2	-24.8
August (c)	79,247	-0.2	-26.9	100,741	0.7	-27.2
September	78,482	-1.0	-28.3	100,388	-0.4	-25.6
October	73,337	-6.6	-31.2	94,165	-6.2	-29.7
November (e)	67,797	-7.6	-34.8	87,615	-7.0	-31.7
December (e)	53,380	-21.3	-40.6	65,280	-25.5	-37.4
2002 -						
January	51,074	-4.3	-38.8	71,622	9.7	-32.6
February	64,178	25.7	-28.4	87,275	21.9	-23.5
March	64,764	0.9	-27.6	84,842	-2.8	-23.6
April	65,327	0.9	-22.6	86,226	1.6	-15.5

(a) The above data represent the average number of advertisements carried by each of the sites contributing to the series on the same day of each week in the month indicated. The day (which is not necessarily the same for each site) is selected by the site operator as broadly representative of its activity levels. (b) Series break due to the exclusion of a (small) site. (c) Partially estimated using data for one week from one site. (d) Compiled using the original (not seas. adj.) data for newspapers. Because of differences in the way in which the newspaper and internet series are compiled, the sum of the two should be interpreted with considerable caution. (e) Partly estimated due to the unavailability of data from one site which represents about 4% of the total internet series. The estimate assumes that the number of advertisements on this site has changed in the same proportion as the average number of advertisements on the other four sites.

The above data are based on information provided by the operators of the following sites: *Seek.com.au*; *Jobnet.com.au*; *tmp.worldwide e-resourcing*; *Employment.com.au*, and the Department of Employment, Workplace Relations and Small Business' (DEWRSB) Australian Job Search site, *jobsearch.gov.au*. The data may be revised if and when additional site operators are included.

ANZ is repres ented in:

AUSTRALIA by: Australia and New Zealand Banking Group Ltd ACN 005 357 522 100 Queen Street Melbourne, Victoria 3000 Telephone: (61 3) 9273 5555 Fax (61 3) 9273 6142	NEW ZEALAND by: ANZ Banking Group (New Zealand) Limited Level 10, 215-229 Lambton Quay Wellington, New Zealand Telephone (64 4) 496 7000 Fax (64 4) 496 7360
UNITED KINGDOM by: Australia and New Zealand Banking Group Ltd Minerva House PO Box 7, Montague Close London, SE1 9DH, United Kingdom Telephone (44 171) 378 2121 Fax (44 171) 378 2378	UNITED STATES OF AMERICA by: ANZ Securities, Inc. (Member of NASD and SIPC) 6th Floor, 1177 Avenue of the Americas New York, NY 10036 United States of America Telephone (1-212) 801 9610 Fax (1-212) 801 9163

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 7 May 2002

ANZ announces expanded Customer Charter

ANZ today announced the expansion of its Customer Charter making ten promises to customers as part of a further effort to restore customer faith in banking services.

Effective today, the ANZ Customer Charter establishes benchmarks for the provision of service to personal and small business customers including new promises on:

- Simple accounts, fees and charges
- Quick, convenient branch banking including a target to serve customers within five minutes of arrival and a national review of branch opening hours
- Fast, efficient phone service including standards for maximum waiting times when calling to speak to a customer service representative
- Building relationships with the community including maintenance of ANZ's current banking presence in rural communities.

ANZ Chief Executive Officer, Mr John McFarlane said: "Queues and fees are among our most difficult issues with customers. Acknowledging the problems and beginning to address them is an enormous task.

"I know there is still a long way to go to restore customers' faith in us but we are very serious about making a difference. The expanded Charter is another tangible action we are taking toward putting customers first and beginning to achieve a real balance between the interests of shareholders, staff, customers and the community.

"It's only when we achieve this balance that we will be able to stand up and be truly proud of our achievements as a company," Mr McFarlane said.

ANZ has also disclosed its performance over the past six months against service standards established in its October 2001 Customer Charter (see attachment). The performance indicates:

- strong adherence to account opening standards, however delays in answering home loan applications resulted in more than $10,000 being paid to customers in compensation
- 24-hour, seven-day service targets for access to ATMs, phone banking and internet banking consistently achieved
- resolution of most customer complaints within ten days.

In future, ANZ's performance against the Customer Charter will be independently audited by KPMG and reported on each year to provide public accountability for Charter promises.

Mr McFarlane commented that performance against the October 2001 Charter was credible and progress was being made to deal more effectively with complex customer complaints.

...../2.

"We have created a new independent and senior position of Customer Advocate to ensure satisfactory resolution of customer issues and complaints. Bill Robinson, formerly the Chief Executive Officer of the Legal Practice Board of Victoria, has joined ANZ in that role this week," he said.

The expanded ANZ Customer Charter includes other customer and community initiatives introduced earlier in the last year including fee-free transaction banking for over 60s and Commonwealth Health Card Holders in 2001 and lower cost personal banking accounts in 2002.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Telephone: 03-9273 6955 or 0409-655 550 (mobile)
Email: edwardp12@anz.com

Enc. 2002 ANZ Customer Charter
October 2001 Customer Charter Performance Summary

ANZ Customer Service Charter

At ANZ we are committed to providing you with a better level of service. This Customer Service Charter sets out how we plan to achieve this and further restore your faith in us.

Our Promises

1. Simple accounts, fees and charges

We will keep our accounts and fee structures simple and transparent:

- All our communications will be concise and clear.
- We will help you understand the total cost of your loan by giving you access to tools to make comparisons and well-informed decisions.
- We will provide you with simple choices for everyday personal banking:
  - Unlimited ANZ transactions for a $5 monthly fee, or
  - A set number of free ANZ transactions and a low fee for every additional transaction.
- There will be no monthly fee charged on our standard variable home loan.

2. Simple, fast account opening

We will meet clear account opening standards:

- Personal Banking – we will have your account available within 24 hours of satisfying identity requirements.
- Personal Loans – we will answer standard loan applications within 1 working day.
- Home Loans – we will answer standard loan applications within 2 working days.
- Car Loans – we will answer standard loan applications within 1 working day.

3. Quick, convenient branch banking

We know that access to face-to-face banking is important to you. We are committed to delivering this service:

- Our tellers will aim to serve you within 5 minutes of your arrival.
- We will keep a selection of our Victorian branches open at times that are more convenient to you, during weekdays and on Saturdays.
- Over the next six months we will review our branch opening times nationally.
- We will give you adequate notice of changes to branch locations, working to minimise the effect on you.

4. 24 hour, 7 day accessibility

We will provide 24 hour, 7 day banking services through a combination of phone banking, call centres, Internet Banking, EFTPOS and ATMs:

- Our Internet Banking service at www.anz.com and our EFTPOS service will be available more than 99% of the time.
- Our automated phone banking service on 13 13 14 and our ATMs will be available more than 98% of the time.
- Over the next year we will be adding up to 100 new ATMs across Australia.
- Our 13 13 14 enquiries phone service will be available from 8am to 8pm on weekdays.
- Our Credit Card enquiries phone service on 13 22 73 and our Lost and Stolen Cards hotline on 1800 033 844 will be available 24 hours a day, 7 days a week.
- Our Esanda phone service on 13 23 73 will be available from 8am to 7.30pm AEST weekdays and 9am to 5pm AEST Saturdays.

5. Fast, efficient phone service

Many transactions can be completed quickly over the phone by calling ANZ on 13 13 14 or our Credit Card enquiries phone service on 13 22 73. These are our promises if you wish to speak to a customer service representative:

- We will aim to answer your call within 1 minute of you pressing '0' to speak with a customer service representative.
- We will advise you of the expected time before your call is answered if it is likely to take longer than 30 seconds.
- If you need phone access to your branch, please ask the customer service representative who answers your call.

6. Respect for personal information and privacy

We will keep any information you have provided to us private. The ANZ Privacy Policy is available at www.anz.com.

7. Helping you understand our communications

We will write all letters, brochures, ATM messages and other notices in plain language. In all our communications we will help you understand what they mean for you.

8. Swift resolution of complaints

If we make a mistake, we will put it right. We will respond to your complaint within 48 hours and let you know who is responsible for managing your case.

Our Customer Liaison Unit will work with you to resolve your case quickly and within a maximum of 10 working days. When this is not possible, we will contact you within 10 working days to let you know how much longer the matter should take to resolve.

If you have a complaint please contact us by:

Phone: FREECALL 1800 805 154 (8am to 5pm)
Mail: ANZ National Customer Liaison, 100 Queen Street, Melbourne VIC 3000
Fax: 03 9273 4061
Email: YourFeedback@anz.com

Our Customer Advocate has the power to review your complaint if a satisfactory resolution is not achieved. You can contact the Customer Advocate on 03 9273 6523 weekdays from 8am to 5pm. The Customer Advocate's role and our full resolution process is detailed in our brochure "We value your feedback".

9. Building relationships with the community

We are committed to contributing to the communities to which we belong:

- We will maintain our banking presence in the rural communities we are currently servicing.
- We will continue to provide:
  - Unlimited fee-free over the counter transactions for customers aged 60 and over.
  - 15 fee-free transactions and no monthly fee for Centrelink payment recipients and health care cardholders.
  - Paid leave for staff who volunteer for community service.

10. Accountability through an independent audit

This Customer Service Charter will be reviewed annually. Our performance against these promises will be independently audited by KPMG every year and we will publicly report the results.

Feedback

We want to know from you where we can improve this Customer Service Charter and the services we provide.

To make your comments, please contact us by:

Phone: FREECALL 1800 805 154 (8am to 5pm)
Mail: ANZ Customer Service Charter Feedback: 100 Queen Street, Melbourne VIC 3000
Fax: 03 9273 4061
Email: YourFeedback@anz.com

October 2001 Customer Charter Performance Summary

- Simple Fast Account Opening

Customer Charter Promise		Performance (%)	Penalty payments to customers*
Personal Banking	New accounts available within 24 hours	99.99%	$18 (3 instances)
Personal Loans	Answer standard applications within 1 working day	99.99%	$10 (1 instances)
Home loans	Answer standard applications within 2 working days	98.72%	$10,516 (1,111 instances)
Car Loans	Answer standard applications within 1 working days	100%	Nil

* ANZ will refund one month's standard fee or its equivalent if it does not meet customer service standards included in this promise.

- 24 hour, 7 day Accessability

Month	ATM Target – 98% available	Phone Banking Target – 98% available	Internet Banking Target – 99% available
October 2001	98.21	99.87	99.80
November 2001	98.29	99.45	98.86
December 2001	98.39	99.74	99.65
January 2002	98.83	99.74	99.74
February 2002	99.99	99.93	99.99
March 2002	99.28	99.75	99.18

- Swift Resolution of Complaints*

Month	Average days to resolve complaints Target – 10 days maximum	% over 10 days - requiring additional information
October 2001	5.23	2%
November 2001	4.40	17%
December 2001	4.55	17%
January 2002	5.22	23%
February 2002	4.79	12%
March 2002	4.22	21%

* Overall, approximately 3,000 complaints are received each month.

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission

form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BELLCHAMBERS, SCOTT LINDSAY
address 23 HALIFAX CLOSE
PALMERSTON, ACT, 2913

date of birth 22/09/1976 place of birth DEVONPORT, TAS
date commenced 07/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name VAN DE WATER, ADAM WILLIAM
address 29 FITZROY AVENUE
CAMDEN PARK, SA, 5038

date of birth 18/06/1972 place of birth PORT PIRIE, SA
date commenced 07/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address SHOP 3, MCLAREN VALE SHOPPING CENTRE
MCLAREN VALE, SA, 5171

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 08/05/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass		Req-A	
Cash		Req-P	
Proc			

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HALLIWELL, BENJAMIN BRIAN
address 4/300 CASUARINA DRIVE
NIGHTCLIFFE, NT, 0810

date of birth 27/07/1973 place of birth MELBOURNE, VIC
date commenced 19/12/2001
date ceased 19/04/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CNR SMITH & PEEL STREETS
DARWIN, NT, 0800

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 08/05/2002

Appendix 3Y

Change of Director's Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Charles Barrington Goode
Date of last Notice	1 January 2002

Part 1 – Change of director's relevant interest in securities

Direct interest			230,932
Name of holder & nature of interest	**Number & Class of Securities**		
• C B Goode	ordinary shares	157,272	
• Ravenscourt Pty Ltd	ordinary shares	16,031	
• ANZEST Pty Ltd - ANZ Directors' Share Plan	ordinary shares	57,629	
	Total	230,932	
Indirect interest			143,074
No of securities held prior to change			**374,006**

Date of change	6 May 2002
Class	ordinary shares
Number acquired – Indirect Interest	**1,850**
Nature of change	On-market trade
Value	$34,965
Number disposed of	Nil

Number of securities held after change	
Direct Interest - Increased	230,932 + 1,850 = 232,782
Indirect Interest - Unchanged	= 143,074
Total of Interest	375,856

Part 2 – Change of director's interests in contracts - Nil

....
Peter J Mathews
Assistant Company Secretary
Australia and New Zealand Banking Group Limited
08 May 2002

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 9 May 2002

ANZ home lending rates rise following RBA announcement

ANZ today announced it would increase interest rates on variable home and residential investment loans following recent increases in the wholesale cost of funds and the decision by the Reserve Bank of Australia yesterday to lift the Official Cash Rate by 0.25%.

The interest rate for ANZ's standard variable housing loan, which has no monthly fees, will increase by 0.25%, from 6.07% to 6.32%. The rate change is effective for existing customers from Friday, 17 May 2002.

ANZ customers with standard variable loans will continue to benefit from features such as no monthly fees and 100% offset facility.

Interest rates for credit cards and small business lending remain under review.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,182,200
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with existing ordinary shares. —
5	Issue price or consideration	100,000 shares at $8.76 each 23,700 shares at $11.45 each 500,000 shares at $11.40 each 500,000 shares at $12.12 each 10,000 shares at $11.44 each 25,000 shares at $11.20 each 9,000 shares at $14.63 each 8,750 shares at $14.92 each 3,500 shares at $13.70 each 750 shares at $16.81 each 1,500 shares at $17.05 each 1,182,200 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19,125 shares on 30 April 2002 25,000 shares on 2 May 2002 60,750 shares on 6 May 2002 576,575 shares on 7 May 2002 500,750 shares on 8 May 2002 1,182,200 shares

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,496,994,038	Ordinary fully paid
		29,765,725	Options on issue
		64,016,000	1998 Redeemable Preference Shares.
		60,016,000	1998 Redeemable Preference Shares (Series 2).

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 9 May 2002

Print name: Peter John Mathews

+ See chapter 19 for defined terms.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 10 May 2002

ANZ appoints new District Manager for Mackay and Townsville

ANZ today announced the appointment of Mr Craig Menerey as District Manager for Mackay and Townville.

Mr Menerey has more than 13 years' experience in banking. Most recently he was manager of ANZ's Queen Street branch in Brisbane, where he focused on assisting customers with their financial needs including, home loans, business lending and investment.

Mr Menerey said he was looking forward to the challenge of leading a diverse team of branch managers and meeting the needs of new and existing customers.

"My aim is to provide great service to customers when they walk through the door of an ANZ branch. That means encouraging an open environment in branches where staff have the opportunity to build real relationships with customers and provide them with the best appropriate financial products and services to meet their needs," Mr Menerey said.

"From a personal point of view, my family and I are looking forward to becoming active members of the North Queensland community – and we look forward to spending some time in the North Queensland sunshine!"

While he is based in Townsville, Mr Menerey is mobile and expects to spend a great deal of time on the ground in Mackay.

ANZ has two branches in the Mackay district, at Mt Pleasant Shopping Centre on Phillip Street and on the corner of Sydney and Victoria Streets, in the town centre.

Both branches are full service branches, offering a complete range of financial services including consumer lending, insurance, superannuation, all forms of investments and business finance. Other features of the branch include an ANZ Phone Banking hotline, ATM, Fast Deposit service and dedicated managers for investment and business lending and financial planning.

Mackay's ANZ branches are open from 9.30am to 4pm from Monday to Thursday and from 9.30am to 5pm on Friday.

For media enquiries, contact:

Rita Zonius, Media Relations Manager
Tel: 03-9273 6190 Mobile: 0409 655 551
Email: zoniusr@anz.com

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne Vic 3000
Phone 03 9273 6141
Fax 03 9273 6142

10 May 2002

Company Announcements
Australian Stock Exchange
ASX Announcements
Level 10
20 Bond Street
SYDNEY NSW 2000

ANZ Chief Executive Officer Share Transactions

The attached Appendix 3Y for Mr John McFarlane, Chief Executive Officer of ANZ relates to the purchase of 1 million shares and the related sale of 600,000 shares arising from the exercise of 1 million options granted to Mr McFarlane in January 1998, leaving a net purchase of 400,000 shares by Mr McFarlane.

The sale was required to finance the exercise of the options and to meet income tax obligations arising out of the gains.

As a result of these transactions Mr McFarlane's indirect and direct holding of ANZ shares has increased by 400,000 shares from 668,372 shares to 1,068,372 shares.

Peter J. Mathews
Assistant Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Name of entity	Australia and New Zealand Banking Group Limited
ABN	11 005 357 522

Australia and New Zealand Banking Group Limited gives ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr John McFarlane
Date of last Notice	6 May 2002

Part 1 – Change of director's relevant interest in securities

Direct interest	57,000
Indirect interest	611,372
Name of holder & nature of interest	**Number & Class of Securities**
• HSBC Custody Nominees (Australia) Limited (as nominee for – Self Invested personal Pension Scheme)	ordinary shares 245,000
• ANZEST Pty Ltd	
– ANZ Employee Share Acquisition Plan	ordinary shares 87,190
– ANZ Directors' Share Plan	ordinary shares 279,182
	Total 611,372
No of securities held prior to change	**668,372**

Date of change	7 May 2002
Class	ordinary shares
Number acquired – Direct Interest	**500,000**
Consideration	$5,700,000
Nature of Change	Exercise 500,000 options issued 23/1/98 at $11.40
Number disposed of	**(300,000)**
Value	$5,739,000
Nature of change	On-market trade

Date of change	8 May 2002
Class	ordinary shares
Number acquired – Direct Interest	**500,000**
Consideration	$6,060,000
Nature of Change	Exercise 500,000 options issued 23/1/98 at $12.12
Number disposed of	(300,000)
Value	$5,748,990
Nature of change	On-market trade

Number of securities held after change	
Direct Interest - Increased	57,000 + 400,000 = 457,000
Indirect Interest - Unchanged	= 611,372
Total of Interest	1,068,372

Part 2 – Change of director's interests in contracts - Nil

....

Peter J Mathews
Assistant Company Secretary
Australia and New Zealand Banking Group Limited
10 May 2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MCDONALD, SIMON JOHN
address 3 MCNAUGHT STREET
POINT LONSDALE, VIC, 3225

date of birth 24/09/1970 place of birth GEELONG, VIC
date commenced 10/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 83 MALOP STREET
GEELONG, VIC, 3220

Details of representatives (continued)

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 10/05/2002

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 30 / 04 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	6,750	$14.63	$0.00
ORD	7,500	$14.92	$0.00
ORD	2,625	$13.70	$0.00
ORD	750	$16.81	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   ***If Yes**, lodge this form. No other forms are required.* ***If No**, see item 2*

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159 | 207 page 1/1 15 July 2001

lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. REQ-A CASH. REQ-P PROC.

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 30 / 04 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 02 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	25,000	$11.20	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form 207
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 06 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	10,000	$11.44	$0.00
ORD	50,000	$8.76	$0.00
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number	7159	207 page 1/1 15 July 2001
lodging party or agent name	ANZ Company Secretary's Office	
office, level, building name or PO Box no.	Level 6	
street number & name	100 Queen Street	
suburb/city	Melbourne state/territory VIC postcode 3000	
telephone	(03) 9273 6141	
facsimile	(03) 9273 6142	
DX number	suburb/city	ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 07 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	500,000	$11.40	$0.00
ORD	23,700	$11.45	$0.00
ORD	50,000	$8.76	$0.00
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 07 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,250	$14.92	$0.00
ORD	875	$13.70	$0.00

1. *Have all shares been issued for cash only?* Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   ***If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.*
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 08 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	500,000	$12.12	$0.00
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 10 / 05 / 02

ASIC registered agent number 7159
lodging party or agent name Company Secretary's Office for ANZ Bank
office, level building name or PO Box no. Level 6
street number and name 100 Queen Street
suburb/city Melbourne state/territory Vic postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 902

Corporations Act 2001
1274(8)(h)

Notification of information supplementary to a form or document previously lodged

The document for which this form is supplementary is lodged for:

(tick one box)
☒ corporation ☐ securities dealer ☐ investment advisor
☐ futures broker ☐ futures advisor ☐ registered auditor
☐ registered liquidator ☐ proper authority holder from securities licensee
☐ proper authority holder from futures licensee

corporation or person name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. or A.R.B.N. or licence no. 055 357 522

Details of the original document

form number 708
form title NOTIFICATION OF HOLDING OR CEASING TO HOLD PROPER AUTHORITY
document no. allocated by ASIC
date of lodgment 16/3/01

Supplementary information

THE REISSUES SHOWN FOR ROBERT ALLISON MACFADYEN AND TRACY MILLARD SHOULD BE REMOVED AS THEY WERE NO LONGER EMPLOYED BY ANZ AT THE DATE OF REISSUE

(if insufficient space) Further details are enclosed inthe annexure marked ( ) of ( ) pages.

Signature

This form must be signed by the person who signed the form or document which this form is intended to supplement unless the Commission, in a special case, allows otherwise.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY
print company name (if company acting as agent) AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
sign here [signature] date 17 / 5 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

- Annexures must conform to the requirements shown on the back of this form.

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name JOHNSON, RICHARD MARSHALL
address 57 HUNTER AVENUE
ST IVES, NSW, 2075

date of birth 06/10/1971 place of birth SYDNEY, NSW
date commenced 17/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 287 OLD NORTHERN ROAD
CASTLE HILL, NSW, 2154

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name STANION, BARBARA JANE
address 191, 95 - 97 GRAFTON STREET
BONDI JUNCTION, NSW, 2022

date of birth 31/08/1973 place of birth PERTH, WA
date commenced 17/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address MACQUARIE BRANCH SHOP 7B
MACQUARIE SHOPPING CENTRE, HERRING ROAD,
NORTH RYDE, NSW, 2113

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 17/05/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BORLAND, TERRY JOHN
address 26 FERNTREE DRIVE
BOMODERRY, NSW, 2541

date of birth 15/03/1962 place of birth MACKSVILLE, NSW
date commenced 28/09/1999
date ceased 21/12/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 100 JUNCTION STREET
NOWRA, NSW, 2541

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name BRYSON, DAVID CLIVE
address 2/2B LAKE TERRACE WEST
MOUNT GAMBIER, SA, 5290

date of birth 19/09/1964 place of birth NARACOORTE, SA
date commenced 23/08/1999
date ceased 21/12/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 8 COMMERCIAL STREET
MT GAMBIER, SA, 5290

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name CAISLEY, DEREK WILLIAM
address 3 LAKALA AVENUE
ERINA, NSW, 2250

date of birth 07/02/1968 place of birth NARRABRI, NSW
date commenced 23/08/1999
date ceased 20/11/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address ANZ BANK
184 MANN STREET,
GOSFORD, NSW, 2250

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name FERRITO, VINCENT MARIO
address 7 JAFER CT
SHEPPARTON EAST, VIC, 3630

date of birth 29/05/1949 place of birth PIETA, MALTA
date commenced 24/08/1999
date ceased 21/12/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 261 WYNDHAM STREET
SHEPPARTON, VIC, 3630

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name HEINRICH, MARK ANTHONY
address 11 STRANGWAYS AVENUE
VICTOR HARBOR, SA, 5211

date of birth 11/08/1959 place of birth MOUNT BARKER, SA
date commenced 20/10/1999
date ceased 01/02/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 2 CORAL STREET
VICTOR HARBOR, SA, 5211

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name KELLY, SHARON LOUISE
address 11 RITA CR
NEWBOROUGH, VIC, 3825

date of birth 29/01/1966 place of birth YALLOURN, VIC
date commenced 23/11/1999
date ceased 08/02/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CNR MOORE & ALBERT STREETS
MOE, VIC, 3825

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name LOGUE, KARA NAOMIE
address 27 LAGUNA PARADE
BERKELEY VALE, NSW, 2261

date of birth 02/11/1969 place of birth BANKSTOWN, NSW
date commenced 24/08/1999
date ceased 19/03/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address CNR MAIN & CANTON BEACH ROADS
TOUKLEY, NSW, 2263

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MACFADYEN, ROBERT ALLISON
address 196 PROSPECT HILL ROAD
CANTERBURY, VIC, 3126

date of birth 24/10/1943 place of birth DURBAN, SOUTH AFRICA
date commenced 07/06/1996
date ceased 09/05/2000

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 21ST FLOOR
530 COLLINS STREET,
MELBOURNE, VIC, 3000

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MCCALL, CATHERINE MARY
address 37 COLLARENA CRESCENT
KAHIBAH, NSW, 2290

date of birth 31/01/1964 place of birth NEWCASTLE, NSW
date commenced 24/08/1999
date ceased 01/02/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address 109 BEAUMONT STREET
HAMILTON, NSW, 2303

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MILLARD, TRACEY
address 11 CARLTON TURN
CURRAMBINE, WA, 6028

date of birth 11/12/1966 place of birth BIRMINGHAM, ENGLAND
date commenced 31/08/1999
date ceased 03/03/2000

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address WARWICK GROVE SHOPPING CENTRE
WARWICK, WA, 6024

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name PAGE, NEIL ANDREW
address 1 ADAM ROAD
BUNBURY, WA, 6230

date of birth 10/10/1971 place of birth PERTH, WA
date commenced 29/10/1999
date ceased 21/12/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 118 VICTORIA STREET
BUNBURY, WA, 6230

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name RIGBY, GUY ALASTAIR
address 7 DOYLE STREET
NORTH ROCKHAMPTON, QLD, 4701

date of birth 15/03/1971 place of birth ROCKHAMPTON, QLD
date commenced 07/10/1999
date ceased 29/06/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 185 MUSGRAVE STREET
NORTH ROCKHAMPTON, QLD, 4701

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SANDERSON, NATALIE GAY
address 2/6 FLORIBUNDA CLOSE
WARABROOK, NSW, 2304

date of birth 07/02/1963 place of birth NEWCASTLE, NSW
date commenced 02/09/1999
date ceased 01/02/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 554A PACIFIC HIGHWAY
BELMONT, NSW, 2280

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] *re-issue of proper authority due to a licence variation*

reps name SPARKS, KEITH EDWARD
address 3A WERRINA PARADE
BLUE BAY, NSW, 2261

date of birth 10/03/1946 place of birth SYDNEY, NSW
date commenced 24/11/1999
date ceased 26/02/2001

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] *no* *if no, state full address below*

address SHOP 1, WYONG PLAZA
WYONG, NSW, 2259

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name THOMAS, PETER CHARLES
address 19 DAWSON PARADE
BUDERIM, QLD, 4556

date of birth 18/08/1961 place of birth TULLY, QLD
date commenced 23/11/1999
date ceased 25/01/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 66 SIMPSON STREET
BEERWAH, QLD, 4519

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 17/05/2002

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 20 May 2002

ANZ relocates, refurbishes Wangaratta branch

ANZ today announced it had relocated and upgraded its Wangaratta branch to provide a modern banking environment offering a full range of financial services in Reid Street.

Relocated just four shops away from the existing premises, the new-look Wangaratta branch was officially opened by the Mayor of The Rural City of Wangaratta, Ms Irene Grant.

ANZ Rural Marketing Manager for Central North East, Mr Frank Howe, said the relocation and upgrade of the Wangaratta branch reflected ANZ's commitment to the Wangaratta region and offered local customers a broad range of options to meet all of their financial needs.

"ANZ Wangaratta handles all types of customer transactions and enquiries with specialist staff to handle home loans, business lending and investment, financial planning and insurance services," said Mr Howe.

"The layout of the branch is a departure from the traditional-style bank branch of the past to a modern open plan scheme, with the emphasis on staff working with customers on a one-to-one basis to help them with their financial needs," he said.

The Wangaratta branch has been designed with the needs of customers and staff in mind – containing features such as an ANZ Phone Banking hotline, an Automatic Teller Machine and Fast Deposit services for business and personal customers.

"We believe customers will be very pleased with the new look branch. It features a bright colour scheme and the surrounding are very comfortable," said Mr Howe.

ANZ Wangaratta branch - managed by Mr Alan Busk - is located at shop 3/67-69 Reid St, Wangaratta and is open from 9.30 am to 4.00 pm Monday to Thursday and from 9.30 am to 5 pm on Friday.

For media enquiries contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN

11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	293,851
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • *the date from which they do* • *the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment* • *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment*	Yes, pari passu with existing ordinary shares. —
5	Issue price or consideration	3,501 shares at $11.45 each 200,000 shares at $9.51 each 55,000 shares at $10.34 each 15,000 shares at $10.11 each 3,000 shares at $14.63 each 8,000 shares at $14.34 each 750 shares at $14.92 each 4,950 shares at $13.70 each 750 shares at $16.81 each 2,900 shares at $17.05 each 293,851 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,125 shares on 10 May 2002 3,501 shares on 14 May 2002 1,500 shares on 15 May 2002 286,725 shares on 17 May 2002 293,851 shares

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,497,287,889	Ordinary fully paid
29,471,874	Options on issue
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* *Cross reference: rule 7.7.*	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	

+ See chapter 19 for defined terms.

30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [✓] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 21 May 2002

Print name: Peter John Mathews

+ See chapter 19 for defined terms.

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 10 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$16.81	$0.00
ORD	750	$14.63	$0.00
ORD	625	$17.05	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature]

date 21/05/02

207 page 1/1 15 July 2001

ASIC registered agent number 7159

lodging party or agent name ANZ Company Secretary's Office

office, level, building name or PO Box no. Level 6

street number & name 100 Queen Street

suburb/city Melbourne state/territory VIC postcode 3000

telephone (03) 9273 6141

facsimile (03) 9273 6142

DX number suburb/city

ASS. CASH. PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 14 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	3,501	$11.45	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. *Were some or all of the shares issued under a written contract* Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 21 / 05 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 15 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.63	$0.00
ORD	750	$13.70	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 21 / 05 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 17 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	200,000	$11.45	$0.00
ORD	55,000	$10.34	$0.00
ORD	1,500	$14.63	$0.00
ORD	8,000	$14.34	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 21 / 05 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 17 / 05 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	750	$14.92	$0.00
ORD	4,200	$13.70	$0.00
ORD	2,275	$17.05	$0.00
ORD	15,000	$10.11	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 21 / 05 / 02

Michelle

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GRIFFIN, JAMES RICHARD
address 16 PENTERFIELD STREET
PARK HILL, QLD, 4121

date of birth 20/09/1951 place of birth NEWCASTLE, NSW
date commenced 24/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 324 QUEEN STREET
BRISBANE, QLD, 4000

Details of representatives (continued)

[X] *commenced to hold proper authority*
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name OAKES, ANDREW GEOFFREY
address 336 LEFT BANK ROAD
MULLUMBIMBY, NSW, 2482

date of birth 21/04/1973 place of birth LISMORE, NSW
date commenced 24/05/2002
date ceased —

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 82 WOODLARK STREET
LISMORE, NSW, 2480

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 24/05/2002

lodged elect 27/5/02

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass	[ ]	Req-A	[ ]
Cash	[ ]	Req-P	[ ]
Proc	[ ]		

Australian Securities and Investments Commission

form 304

Notification of
change to officeholders

Corporations Act 2001:
205B & 601CV(1)

corporation name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARNB 005 357 522
type of change [X] ceasing to hold office [ ] new appointment [ ] change of name [ ] change of address

Ceasing to hold office

name MATHEWS, PETER JOHN
date of birth 21/05/1951 place of birth ASHBURTON, NEW ZEALAND
date ceased 24/05/2002 [ ] director [X] secretary
[ ] alternate for effective date / /

New appointment

name
former names
residential address

date of birth place of birth
office and date appointed [ ] director / / [ ] secretary / /
alternate director [ ] effective dates from / / to / /
appointment terms
The Terms of Appointment of an Alternate Director must be provided with this notification.

Change of name or address

name
date of birth Is this person also an Alternate Director ? [ ]
new name
date of change
new address

date of change

Signature

I certify that the information in this form is true and complete.
print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 27/05/2002

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne VIC 3000
Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

27-May-02

Company Announcements
Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Australia and New Zealand Banking Group Limited

Mr Peter John Mathews has resigned as a Secretary of the Company with effect from 24 May 2002.

Jane Slatter

Jane Slatter
Secretary

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne Vic 3000

Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

29 May, 2002

The Manager
Company Announcements Office
New York Stock Exchange
11 Wall Street
New York NY 10005
United States of America

Facsimile: (1-212) 656 5071

Australia and New Zealand Banking Group Limited
Payment of Interest on US$258.75m 9.125% Capital Securities

Australia and New Zealand Banking Group Limited will on July 1, 2002 make a payment totalling $5,902,734.38 on its 9.125% Capital Securities to Holders of Record as at June 15, 2002. This payment equates to approximately $0.57031 (rounded to 5 decimal places) per $25.00 security.

Yours Sincerely,

Jane Slatter
Group Legal Counsel & Company Secretary

Copy: Rick Skinavin
New York Stock Exchange
Facsimile: (1-212) 656 5893

Copy: Mark Anwender
Manager Strategic Funding
ANZ
Facsimile: (03) 9273 1687

MEMO

Australia and New Zealand Banking Group Limited
A.B.N. 11 005 357 522

Facsimile : (613) 9273-1687
Telephone : (613) 9273-2357

Group Treasury
Level 14
530 Collins Street
Melbourne, Victoria
Australia 3000

To:	Karen Phillips Assistant Company Secretary		
From:	Mark Anwender		
Date:	May 29, 2002	Number of pages (including this page): 1	

RE: Australia and New Zealand Banking Group Limited
- US$258.75m 9.125% Capital Securities

The next interest payment on the above-mentioned security will be made on July 1, 2002 and the Group is required to give notice to the New York Stock Exchange by June 5, 2002.

The suggested wording of the notice is as follows:

> "For immediate release:
>
> Australia and New Zealand Banking Group Limited will make a payment totalling $5,902,734.38 on July 1, 2002 on its 9.125% Capital Securities to Holders of Record as at June 15, 2002. This payment equates to approximately $0.57031 (rounded to 5 decimal places) per $25.00 security."

Can you please arrange to send the notice to the NYSE and send a copy of the notification to me when available.

Regards,

Mark Anwender
Manager Strategic Funding & Securitisation

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 29 May 2002

ANZ Directors declare interim dividend

In its half-year results announcement on 26 April 2002, ANZ announced that the Directors proposed an interim dividend of 39 cents be paid to holders on each ordinary share.

This dividend, which is fully franked, has been declared and will be payable on 1 July 2002 to holders of fully paid ordinary shares registered in the books of the Company at the close of business on 23 May 2002.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Tel: 03-9273 6955 or 0409-655 550 (mobile)
Email: edwardp12@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

Embargoed until: 29 April 2002

Lang Lang Primary School gets IT boost from ANZ

Lang Lang Primary School received a much-needed IT boost from ANZ today with the donation of 50 computers for the school's computer program.

The computers were presented to Lang Lang Primary School's Assistant Principal, Mr Michael Smythe at today's school assembly before a gathering of students and their parents.

Mr Smythe first approached ANZ Lang Lang's Branch Manager, Ms Joy Osborne, last month to find out if ANZ had any surplus computers. With the assistance of Ms Osborne and several other staff members, appropriate stock was located by the bank and the used Pentium II machines were delivered to the school last week.

"We are extremely grateful that ANZ was able to assist us with our request, as it was difficult for a small school like ours to undertake sufficient fundraising to purchase 50 computers ourselves," said Mr Smythe.

"The donation of used computers from ANZ means that we will be able to provide our students with better technology," he said.

Making the presentation at the school today, ANZ's District Manager for South East Victoria, Mr Cliff Simkin, said the donation of the computers demonstrated the bank's responsibility to the community.

"Educating Australia's youth is an important job undertaken by our schools and we were delighted to be able to make a contribution to education with the donation of the computers," said Mr Simkin.

"In addition, many of the teachers and parents from the Lang Lang Primary School bank with the local ANZ branch, so this is also an opportunity for us to be able to give something back to the community in which we operate," he said.

ANZ's involvement in the community extends beyond the funding of projects and initiatives. The bank works closely with partnered organisations to help ensure their success, by providing professional, technical and volunteer support.

For media enquiries, contact:

Mr Cliff Simkin
ANZ District Manager South East Victoria
Tel: 03-5173 1263

Mr Michael Smythe
Assistant Principal, Lang Lang Primary School
Tel: 03-5997 5322

Form **605**
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	SYDNEY AQUARIUM LIMITED
ACN/ARSN	008 632 764
	This notice is given by Australia and New Zealand Banking Group Limited, ABN 11 005 357 552 **(ANZ)** on behalf of itself and each of the controlled bodies corporate or related bodies corporate of ANZ **(ANZ Subsidiaries)** named in the list of 5 pages annexed to this notice and marked "A".

1. Details of substantial holder(1)

Name	ANZ MANAGED INVESTMENTS LIMITED **(ANZMI)**
ACN/ARSN (if applicable)	61 004 392 269

The holder ceased to be a substantial holder on 24/05/02.
The previous notice was given to the company on 14/7/99.
The previous notice was dated 14/7/99.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
16/05/02	ANZ Managed Investments Limited **(ANZMI)**	Sale of shares on Australian Stock Exchange Limited **("ASX")**	911,156.61	225,000	0.00%
24/5/02	ANZMI	Sale of shares on Australian Stock Exchange Limited **("ASX")**	5,078,671.06	1,140,863	0.00%

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Schedule 'C' attached.	Ceased to be an associate as a result of sale or deregistration or become an associate as a result of incorporation, re-classification or acquisition.

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne
ANZ Subsidiaries	As per Schedule 'B' attached.

Signature

print name Jane Louise Slatter capacity Secretary

sign here – Jane Slatter date 29/5/02

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred to in the form 605 Notice of ceasing to be a substantial holder.

Signed by me and dated 29 May 2002

Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Aircraft Finance Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	ANZIS Holdings Pty Ltd	60%	2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	Banque ANZ Pacifique Limited		17
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Pakistan	ANZ Pakistan (Private) Ltd	95%	
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Netherlands	Grindlays Eurofinance B.V.		4
Guernsey	Minerva Fund Management (Guernsey) Limited		5
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ Orchard Investments Pty Ltd		1
Australia	ING Australia Limited	49	26
Australia	ANZ General Insurance Pty. Limited		26
Australia	ANZ Life Assurance Company Limited		26
Australia	ANZ Managed Investments Limited		26
Australia	ANZ InsAge Pty Ltd		26
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.

* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred
to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 29 May 2002

Jane Slatter

....
Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1. Level 6, 100 Queen Street, Melbourne, Australia 3000
2. Level 12, 530 Collins Street, Melbourne, Australia 3000
3. C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4. Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5. Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia, Samoa
8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9. Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10. Ugland House, South Church Street, Grand Cayman, Cayman Islands
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13. 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14. Minerva House, Montague Close, London, SE1 9DH England
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16. 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18. Level 11, 12 Moore Street, Canberra ACT 2601
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21. Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22. Amerika Samoa Bank Building, Fagatogo, American Samoa
23. Groeselaan 18, 3521 CB Utrecht, Netherlands
24. PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA
26. 347 Kent Street, Sydney, NSW, 2000

Annexure "C"

This is the Annexure of one (1) page marked "C" referred
to in the form 604 *Notice of change in interests of substantial holder*

Signed by me and dated 29 May 2002

....
Jane Louise Slatter - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Domicile	**Australia and New Zealand Banking Group Limited**	**% Owned #**	**Reg Office**
Australia	ANZ Finance (Far East) Pty Ltd		1
Australia	AFT (Canberra) Limited		1
Australia	Glen Gala Estates Pty Limited		1
Australia	T. & C. Management Pty. Ltd.		1
Australia	Town and Country Properties Ltd		1
Australia	Greater Pacific Nominees Pty. Ltd.		1
Australia	Esanda Asset Finance Limited		1
Australia	Esanda Equipment Credit Pty Limited		1
Australia	Finance Corporation of Australia Limited		1

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass Cash Proc Req-A Req-P

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GILLIES, SAMUEL TRISTAN
address 2/14 WILLIAM STREET
HAWTHORN, SA, 5062

date of birth 12/02/1980 place of birth CARINGBAH, NSW
date commenced 31/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 37 O'CONNELL STREET
ADELAIDE NORTH, SA, 5000

Details of representatives (continued)

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name MONKS, JASON VICTOR
address 5 BORUMBA COURT
ALBANY CREEK, QLD, 4035

date of birth 04/10/1971 place of birth GYMPIE, QLD
date commenced 31/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address SHOP 176 WESTFIELD SHOPPING CENTRE
CHERMSIDE, QLD, 4032

[X] commenced to hold proper authority
[ ] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name OWEN, SARAH BREACA ELAINE
address 28 CALEDONIA STREET
PADDINGTON, NSW, 2021

date of birth 03/02/1968 place of birth LONDON, UNITED KINGDOM
date commenced 31/05/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address 20 MARTIN PLACE
SYDNEY, NSW, 2000

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 31/05/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass [ ] Req-A [ ]
Cash [ ] Req-P [ ]
Proc [ ]

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.
Documents to be lodged with this Notice when persons commence to hold proper authority.
Subsection 811(4)(a) requires a copy of the proper authority relating to each holder to be lodged with this Notice

Details of the licence

type of licence [X] dealer [ ] investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? [X] yes [ ] No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name GALLAGHER, SARAH FRANCES
address 37 DORRINGTON AVENUE
GLEN IRIS, VIC, 3146

date of birth 21/09/1973 place of birth MELBOURNE, VIC
date commenced 02/04/2002
date ceased 28/05/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no if no, state full address below

address 9/530 COLLINS STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

[ ] commenced to hold proper authority
[X] ceased to hold proper authority
[ ] re-issue of proper authority due to a licence variation

reps name SINCLAIR, SUSAN JANET
address 6 MORESBY STREET
LOCKLEYS, SA, 5032

date of birth 31/07/1968 place of birth GOROKA, PAPUA NEW GUINEA
date commenced 28/02/2000
date ceased 01/04/2002

Is the address where business is carried on the same as the address for the licensee ?
[ ] yes [X] no *if no, state full address below*

address 1 HANSON ROAD
WOODVILLE NORTH, SA, 5012

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( )pages.

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 31/05/2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

....

KAREN KA-LENG PHILLIPS
Secretary
Australia and New Zealand Banking Group Limited
13 June 2002